SOLO CUP COMPANY

150 S. Saunders Road, Suite 150

Lake Forest, Illinois 60045

December 18, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to the Registration Statement on Form S-4 (File Nos. 333-163504 and 333-163504-01 through 333-163504-09) filed on December 4, 2009 and being amended by Amendment No. 1 thereto being filed today, in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), Solo Cup Company and each of its subsidiaries set forth on the signature page hereto (collectively, the “Registrants”) are registering under the Securities Act of 1933, as amended (the “Securities Act”), an exchange offer (the “Exchange Offer”) of 10.5% Senior Secured Notes due 2013 (the “Exchange Notes”) to be issued by Solo Cup Company and Solo Cup Operating Corporation (the “Issuers”) and guaranteed by each of the other Registrants (the “Guarantors”) for the 10.5% Senior Secured Notes due 2013 that were issued by the Issuers and guaranteed by the Guarantors on July 2, 2009 (such notes, the “Original Notes”).

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in either Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer.

6. With respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of the Registrants’ affiliates to distribute the Exchange Notes.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

SOLO CUP COMPANY

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO CUP OPERATING CORPORATION

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO MANUFACTURING LLC

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

P. R. SOLO CUP, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

SF HOLDINGS GROUP, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

LILY-CANADA HOLDING CORPORATION

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

SOLO CUP OWINGS MILLS HOLDINGS

By:	Solo Cup Operating Corporation, its sole beneficial owner

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO CUP (UK) LIMITED

By:	/s/ Robert M. Korzenksi
Name:	Robert M. Korzenski
Title:	Director

INSULPAK HOLDINGS LIMITED

By:	/s/ Robert M. Korzenski
Name:	Robert M. Korzenski
Title:	Director

SOLO CUP EUROPE LIMITED

By:	/s/ Robert M. Korzenksi
Name:	Robert M. Korzenski
Title:	Director